Exhibit 99.1

Guardforce AI Reports Full-Year 2024 Financial Results and Provides Business Update

Gross profit increased 16.1% in 2024 compared to 2023

Building a robust AI technology foundation to drive solution development in travel and retail

Guardforce AI management to host conference call today at 8:30 AM ET

NEW YORK, NY / April 28, 2025 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), a global integrated security provider specializing in secured logistics, Artificial Intelligence (AI), and Robot-as-a-Service (RaaS), today announced financial results and provided a business update for the year ended December 31, 2024.

2024 Financial Highlights

●	Revenue increased by approximately 0.2% to approximately $36.3 million for the year ended December 31, 2024, compared to 2023.

●	Gross profit increased by approximately 16.1% in 2024 compared to 2023, driven in part by an improvement in gross profit margin, which increased to approximately 17.2% in 2024, compared to approximately 14.9% in 2023

●	Selling, distribution, and administrative expenses was approximately $10.1 million for 2024, a 20.7% decrease compared to approximately $12.7 million for 2023.

●	Net loss narrowed down to $5.9 million, marked a significant year-over-year improvement of $23.7 million, or 80.1%. Loss per share narrowed down year-over-year by $4.0, or a decrease of 88.3% to $0.53 per share.

●	Adjusted EBITDA improved by approximately $1.1 million, or 61.3%, year-over-year, to negative $0.7 million in 2024, compared to negative $1.8 million in 2023, reflecting significant operational progress in 2024.

●	As of December 31, 2024, the Company had cash and cash equivalents and restricted cash of approximately $23.4 million.

Lei (Olivia) Wang, Chairwoman and Chief Executive Officer of Guardforce AI, stated, “2024 was a transformative year for us, marked by operational consolidation, a stronger revenue mix, and significant progress in AI innovation. We made strong progress in shifting our revenue mix toward higher-margin offerings, as evidenced by our increased gross profit margin in 2024. Today, we serve more than 25,000 retail stores globally, with retail steadily emerging as one of our top client segments, surpassing our traditional focus on banking. We also achieved approximately a 16.1% increase in gross profit in 2024 compared to 2023, as well as a 20.7% decrease in selling, distribution and administration expenses, due in part to carefully managing expenses through effective cost reduction strategies.”

“On the technology front, we advanced our Robotics-as-a-Service model across the Asia-Pacific region and established core technology foundation for our later launched DVGO—DeepVoyage Go, our first AI-powered travel planning agent. Building on our concierge robots and RTA operations, we remain committed to integrating AI into real-world productivity tools. Our AI agent ecosystem is designed to drive adoption, enhance operational efficiency, and scale value across multiple industries. Backed by a strong balance sheet, with approximately $23.4 million in cash, cash equivalents, and restricted cash, we are well-positioned to accelerate our AI Solutions strategy.”

“In 2025, we intend to build on the momentum achieved in 2024 by strengthening our secured logistics foundation, expanding our retail client base, investing in AI research and development, and extending our smart retail and travel-focused AI solutions globally—ultimately fostering stronger synergies with our existing customers,” concluded Ms. Wang.

Financial Overview

Revenue increased by approximately $0.07 million, or 0.2%, to approximately $36.3 million for 2024, compared to 2023. Gross profit increased to approximately $6.3 million for 2024, compared to approximately $5.4 million for 2023. Gross profit margin increased to 17.2% for 2024, from 14.9% for 2023, primarily due to cost control initiatives and a higher profit margin from our continued growing GDM business and Cash-In-Transit business with our retail customers.

For 2024, selling, distribution, and administrative expenses decreased significantly to approximately $10.1 million, compared to approximately $12.7 million for 2023, representing a 20.7% decrease. Operating loss was approximately $6.7 million in 2024, compared to approximately $29.3 million in 2023, mainly due to the reduction in fixed asset depreciation and inventory provisions. As of December 31, 2024, and 2023, the Company had cash and cash equivalents and restricted cash of approximately $23.4 million and $21.9 million, respectively.

Conference Call

Gaurdforce will host a conference call at 8:30 a.m. Eastern Time on Monday, April 28, 2025. The conference call will be available via telephone by dialing toll-free 888-506-0062 for U.S. callers or 973-528-0011 for international callers and entering access code 436086.

A webcast of the call may be accessed at https://www.webcaster4.com/Webcast/Page/3101/52346 or on the company’s Investor Relations section of the website, ir.guardforceai.com/news-events/company-events.

A webcast replay will be available on the company’s Investor Relations section of the website (ir.guardforceai.com/news-events/company-events) through April 26, 2026. A telephone replay of the call will be available approximately one hour following the call, through May 12, 2025, and can be accessed by dialing 877-481-4010 for U.S. callers or +1 919-882-2331 for international callers and entering access code 52346.

About Guardforce AI Co., Ltd.

Guardforce AI Co., Limited (NASDAQ: GFAI/GFAIW) is an integrated solution provider, specializing in security solutions, and focusing on implementing AI and robotics solutions to improve business operational efficiency and sales and marketing process, especially for the retail and travel industry in the Asia Pacific. Drawing upon 42 years’ operational experience, established premiere long-term customer base, and sales channels, Guardforce AI has built a robust foundation towards the next level of elevating tailored AI solutions and expanding globally. For more information, visit www.guardforceai.com Twitter: @Guardforceai.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

(tables follow)

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Profit and Loss

(Expressed in U.S. Dollars)

	For the years ended December 31,
	2024	2023	2022
			(Restated)
Continuing operations:
Revenue	$36,347,373	$36,280,502	$33,965,648
Cost of sales	(30,089,911)	(30,889,226)	(30,196,382)
Gross profit	6,257,462	5,391,276	3,769,266

Provision for expected credit loss on trade receivables and other receivables	(210,437)	(899,433)	-
Allowance for doubtful debts on a related party receivable	-	(5,637,527)	-
Impairment loss on goodwill	(30,575)	(2,267,583)	-
Impairment loss on intangible assets	(188,797)	(3,713,551)	-
Provision for withholding taxes receivable	(4,339)	(683,344)	(448,243)
Provision for obsolete inventory	-	(3,797,552)	(942,882)
Impairment loss on fixed assets	-	(3,682,789)	(4,408,037)
Stock-based compensation expenses	(1,849,356)	(1,101,800)	(252,095)
Research and Development expenses	(591,225)	(169,511)	(99,947)
Selling, distribution and administrative expenses	(10,104,688)	(12,740,964)	(14,444,301)
Operating loss	(6,721,955)	(29,302,778)	(16,826,239)

Other income, net	369,249	461,926	87,616
Foreign exchange gains (losses), net	5,761	305,026	(590,965)
Finance income (costs), net	337,601	(653,374)	(1,141,830)
Loss before income tax from continuing operations	(6,009,344)	(29,189,200)	(18,471,418)

Provision for income tax benefit (expense)	125,925	(434,320)	(132,208)
Net loss for the year from continuing operations	(5,883,419)	(29,623,520)	(18,603,626)

Discontinued operations:
Net profit (loss) for the year from discontinued operations	38,719	34,138	(62,432)
Net loss for the year	(5,844,700)	(29,589,382)	(18,666,058)
Net (profit) loss attributable to non-controlling interests	(19,465)	17,721	101,264
Net loss attributable to equity holders of the Company	$(5,864,165)	(29,571,661)	$(18,564,794)

Loss per share
Basic and diluted loss attributable to the equity holders of the Company	$(0.53)	$(4.53)	$(14.97)

Loss per share from continuing operations
Basic and diluted loss attributable to the equity holders of the Company	$(0.53)	$(4.53)	$(14.90)

Weighted average number of shares used in computation:
Basic and diluted	11,161,053	6,531,918	1,239,852

Guardforce AI Co., Limited and Subsidiaries

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

	As of December 31
	2024	2023

Assets
Current assets:
Cash and cash equivalents	$21,936,422	$20,235,227
Restricted cash	27,642	100,764
Trade receivables, net	5,922,345	5,630,805
Other current assets	2,291,439	1,665,571
Withholding taxes receivable, net	393,960	607,221
Inventories	274,854	506,403
Amount due from related parties	-	2,172,638
Assets held for sale	-	201,963
Total current assets	30,846,662	31,120,592

Non-current assets:
Restricted cash	1,432,738	1,608,762
Property, plant and equipment	3,183,856	4,043,725
Right-of-use assets	2,268,022	2,688,208
Intangible assets, net	2,300,951	2,836,250
Goodwill	411,862	411,862
Withholding taxes receivable, net	1,967,826	1,617,625
Deferred tax assets, net	1,281,531	1,085,477
Other non-current assets	998,971	402,447
Total non-current assets	13,845,757	14,694,356
Total assets	$44,692,419	$45,814,948

Liabilities and Equity
Current liabilities:
Trade payables and other current liabilities	$4,549,364	$6,188,493
Borrowings	44,232	337,241
Borrowing from a related party	-	3,104,149
Current portion of operating lease liabilities	1,574,537	1,239,066
Current portion of finance lease liabilities, net	96,372	108,597
Amount due to related parties	-	2,898,506
Liabilities directly associated with the assets held for sale	-	130,876
Total current liabilities	6,264,505	14,006,928

Non-current liabilities:
Borrowings	-	44,410
Operating lease liabilities	768,174	1,455,857
Finance lease liabilities	121,746	218,996
Provision for employee benefits	5,548,726	4,935,982
Total non-current liabilities	6,438,646	6,655,245
Total liabilities	12,703,151	20,662,173

Equity
Ordinary shares – par value $0.12 authorized 300,000,000 shares, issued and outstanding 17,808,947 shares at December 31, 2024; issued and outstanding 9,830,373 shares at December 31, 2023	2,137,108	1,179,680
Subscription receivable	(50,000)	(50,000)
Additional paid in capital	93,102,042	80,983,164
Legal reserve	223,500	223,500
Warrants reserve	251,036	251,036
Accumulated deficit	(64,204,840)	(58,340,675)
Accumulated other comprehensive income	590,981	985,120
Capital & reserves attributable to equity holders of the Company	32,049,827	25,231,825
Non-controlling interests	(60,559)	(79,050)
Total equity	31,989,268	25,152,775
Total liabilities and equity	$44,692,419	$45,814,948

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the years ended December 31,
	2024	2023	2022
			(Restated)
Cash flows from operating activities
Net loss from continuing operations	$(5,883,419)	$(29,623,520)	$(18,603,626)
Net profit (loss) from discontinued operations	38,719	34,138	(62,432)
Net loss	(5,844,700)	(29,589,382)	(18,666,058)
Adjustments for:
Depreciation	2,933,137	4,249,646	5,365,312
Amortization of intangible assets	434,125	993,594	616,095
Provision for obsolete inventories	-	3,797,552	942,882
Impairment loss on fixed assets	-	3,682,789	4,408,037
Stock-based compensation expense	1,849,356	1,101,800	252,095
Impairment loss on intangible assets	188,797	3,713,551	-
Impairment loss on goodwill	30,575	2,267,583	-
Allowance for doubtful debts on a related party receivable	-	5,637,527	-
Netting off related parties’ balances	(690,487)	-	-
Finance (income) costs, net	(337,356)	653,460	1,083,276
Deferred income taxes	(125,925)	434,315	121,169
Provision for (Recovery of) expected credit loss on trade receivables and other receivables, net	210,437	899,433	(7,394)
Increase in provision for withholding tax receivables	4,339	683,344	448,243
(Gain)/Loss from fixed assets disposal	(21,644)	208,093	24,250
Gain from disposal of a subsidiary	(3,608)	-	-
Changes in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables	(347,566)	(312,348)	428,772
Increase in other current assets	(680,694)	(64,759)	(332,188)
Decrease (Increase) in restricted cash	249,146	(409,521)	1,825,023
Decrease/(Increase) in inventories	220,974	757,518	(2,876,443)
Decrease/(Increase) in amount due from related parties	-	424,979	(15,725,707)
(Increase)/Decrease in other non-current assets	(585,746)	33,924	(151,170)
(Decrease)/Increase in trade payables and other current liabilities	(937,169)	363,833	928,247
(Decrease)/Increase in amount due to related parties	-	(970,185)	3,884,995
(Increase)/Decrease in withholding taxes receivable	(146,855)	(192,502)	258,989
Increase/(Decrease) in provision for employee benefits	275,265	34,534	(193,639)
Net cash used in operating activities	(3,325,599)	(1,601,222)	(17,365,214)

Cash flows from investing activities
Acquisition of property, plant and equipment	(244,581)	(2,107,069)	(4,402,394)
Proceeds from disposal of property, plant and equipment	23,856	-	5,235
Acquisition of intangible assets	(61,995)	(18,476)	(3,242,537)
Interest received	511,292	-	-
Disposal of discontinued operation, net of cash disposed of	(28,186)	-	-
Acquisition of subsidiaries, net of cash acquired	-	-	(1,765,933)
Net cash generated from/(used in) investing activities	200,386	(2,125,545)	(9,405,629)

Cash flows from financing activities
Proceeds from issue of shares	10,399,732	20,867,386	20,346,353
Proceeds from exercise of warrants	-	506,692	3,014,710
Proceeds from a convertible note	-	-	1,500,000
Cash repayment of a convertible note	-	(554,238)	-
Cash paid for the cancellation of fractional shares	-	(49,664)	-
Proceeds from borrowings	-	1,895,151	3,426,096
Repayment of borrowings	(3,648,353)	(2,890,252)	(4,499,358)
Payment of lease liabilities	(2,043,529)	(2,652,150)	(2,849,816)
Net cash generated from financing activities	4,707,850	17,122,925	20,937,985

Net increase (decrease) in cash and cash equivalents, and restricted cash	1,582,637	13,396,158	(5,832,858)
Effect of movements in exchange rates on cash held	89,916	(62,928)	34,714
Cash and cash equivalents at beginning of year	20,263,869	6,930,639	12,728,783
Cash and cash equivalents at end of year	$21,936,422	$20,263,869	$6,930,639

Non-cash investing and financing activities
Equity portion of purchase consideration paid for acquisition of subsidiaries	$-	$-	$4,579,880
Equity portion of the settlement of a borrowing from a third party	-	15,914,615	-
Equity portion of purchase consideration paid for acquisition of fixed and intangible assets	-	1,848,000	-

Non-IFRS Financial Measures

To supplement our unaudited interim condensed consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results.

We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

EBITDA represents net (loss) income before (i) finance costs, income tax benefit and depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted EBITDA  represents net (loss) income before (i) finance costs, income tax benefit and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expense, allowance for and write off of withholding tax receivables, provision for obsolete inventory and impairment loss on fixed assets.

Non-IFRS (loss) earnings per share represents non-IFRS net (loss) income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods.

Non-IFRS diluted earnings per share represents non-IFRS net (loss) income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net loss to EBITDA and non-IFRS adjusted EBITDA for the periods indicated:

	For the years ended December 31,
	2024	2023	2022
Net loss from continuing operations – IFRS	$(5,883,419)	$(29,623,520)	$(18,603,626)
Finance (income) costs, net	(337,601)	653,374	1,141,830
Income tax expense (benefit)	(125,925)	434,320	132,208
Depreciation and amortization expense	3,367,262	5,243,240	5,981,407
EBITDA	(2,979,683)	(23,292,586)	(11,348,181)
Stock-based compensation expense	1,849,356	1,101,800	252,095
Provision for expected credit loss on trade receivables and other receivables	210,437	899,433	-
Allowance for doubtful debts on a related party receivable	-	5,637,527	-
Impairment loss on goodwill	30,575	2,267,583	-
Impairment loss on intangible assets	188,797	3,713,551	-
Provision for withholding taxes receivables	4,339	683,344	448,243
Provision for obsolete inventory	-	3,797,552	942,882
Impairment loss on fixed assets	-	3,682,789	4,408,037
Foreign exchange (gains) losses, net	(5,761)	(305,026)	590,965
Adjusted EBITDA (Non-IFRS)	$(701,940)	$(1,814,033)	$(4,705,959)

Non-IFRS loss per share
Basic and diluted loss for the year attributable to ordinary equity holders of the Company	$(0.06)	$(0.28)	$(3.80)

Weighted average number of shares used in computation:
Basic and diluted	11,161,053	6,531,918	1,239,852